MORGAN LEWIS


DAVID W. FREESE
Associate
+1.215.963.5862
david.freese@morganlewis.com

October 26, 2016

FILED AS EDGAR CORRESPONDENCE

Trace Rakestraw, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund 485(a) Filing (File Nos. 033-42484 and 811-06400)
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Dear Mr. Rakestraw:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), this letter responds to the comments you provided via telephone on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") regarding the Trust's post-effective amendment no. 268, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 269, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the Acadian Emerging Markets Portfolio (the "Fund"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

1. COMMENT. In the "Principal Investment Strategies" section, please clarify whether a country may be considered by the Adviser to be an "emerging market country" if the World Bank and the International Finance Corporation do not classify such country as an emerging or developing country.

     RESPONSE. The Adviser has revised its definition of what constitutes an emerging market country for purposes of the Fund's principal investment strategy to be more closely tied to the Fund's performance benchmark. Accordingly, the language referenced in this Comment has been removed.




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Trace Rakestraw, Esq.
October 26, 2016
Page 2

2. COMMENT. The third paragraph of the "Principal Investment Strategies" section states that the Fund will focus its investments on "some or all" of the emerging market countries listed in this section. Please consider limiting the list of countries provided in this section to the countries that the Fund invests in, or intends to invest in, as a principal investment strategy as of the date of the prospectus.

     RESPONSE. The Adviser has revised its definition of what constitutes an emerging market country for purposes of the Fund's principal investment strategy to be more closely tied to the Fund's performance benchmark. Accordingly, the language referenced in this Comment has been removed.

3. COMMENT. The fifth paragraph of the "Principal Investment Strategies" section states that "Foreign securities include securities of companies located outside of the United States, American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs"), exchange traded funds that invest in foreign securities and other similar global instruments." Please specify the types of "other similar global instruments" in which the Fund invests as part of its principal investment strategies. To the extent that such instruments include derivatives, please add derivatives disclosure that is consistent with the SEC's July 2010 letter to the Investment Company Institute (the "ICI Letter").(1)

     RESPONSE. The phrase "other similar global instruments" has been removed in response to this Comment.

4. COMMENT. Please confirm that the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more ETFs did not exceed 0.01 percent of the average net assets of the Fund during its most recently completed fiscal year or, alternatively, add an "Acquired Fund Fees and Expenses" subcaption to the Fund's "Annual Fund Operating Expenses" table and disclose in the subcaption the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more ETFs during its most recently completed fiscal year.

     RESPONSE. The Trust confirms that the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more ETFs did not exceed 0.01 percent of the average net assets of the Fund during its most recently completed fiscal year.

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(1)  Letter from Barry D. Miller, Assoc. Dir., Office of Legal and Disclosure,
     Division of Investment Management, U.S. Securities and Exchange Commission, to Karrie McMillan, Esq., Gen. Counsel, Investment Company Institute (July 30, 2010), available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

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Trace Rakestraw, Esq.
October 26, 2016
Page 3

5. COMMENT. In the last paragraph of the "Principal Investment Strategies" section, please describe in greater detail the types of quantitative factors related to valuation, earnings, quality, price patterns, economic data and risk that are used by the Adviser in selecting investments for the Fund.

     RESPONSE. The Trust respectfully declines to make the requested change because it believes that, consistent with the requirement of Item 9(b)(2) of Form N-1A, the section appropriately explains "in general terms" how the Adviser decides which securities to buy and sell for the Fund.

6. COMMENT. Please confirm whether the Adviser considers the Fund's current country exposure when making buy and sell decisions. If so, please add appropriate disclosure to the last paragraph of the "Principal Investment Strategies" section.

     RESPONSE. The Adviser confirms that it considers the Fund's current country exposure when making buy and sell decisions. However, the Trust respectfully declines to make the requested change because the Adviser does not emphasize country exposure over other factors, to the extent that would warrant express disclosure, in making buy and sell decisions as part of the Fund's principal investment strategies.

7. COMMENT. Please provide a brief explanation of the term "entire investment universe" as such term is used in the last paragraph of the "Principal Investment Strategies" section.

     RESPONSE. The requested change has been made.

8. COMMENT. The last paragraph of the "Principal Investment Strategies" section states that "Due to its investment strategies, the Fund may buy and sell securities frequently." If portfolio turnover risk is a principal risk of the Fund, please consider moving this sentence to the "Principal Risks" section.

     RESPONSE. The last two sentences of the referenced paragraph have been removed in response to this Comment.

9. COMMENT. In the "Principal Risks" section, the "Equity Risk" paragraph states that the Fund may use hedging techniques to reduce the risks of its investments in equity securities. If the Fund uses such hedging techniques as part of its principal investment strategies, please add appropriate disclosure in the "Principal Investment Strategies" section. In addition, if the Fund uses derivatives to hedge risks as part of its principal investment strategies, please add derivatives disclosure that is consistent with the ICI Letter.

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Trace Rakestraw, Esq.
October 26, 2016
Page 4

     RESPONSE. The Adviser has confirmed that the Fund does not use derivatives to hedge risks as part of the Fund's principal investment strategies, but may use derivatives to hedge risk as a non-principal investment strategy of the Fund. Accordingly, the disclosure regarding the risks of hedging techniques referenced in this Comment has been moved to a new section entitled "Other Risks," which was added in response to Comment 13.

10. COMMENT. Please consider adding "Active Management Risk" to the "Principal Risks" section because the Fund is an actively managed fund.

     RESPONSE. The requested change has been made.

11. COMMENT. In the "Principal Risks" section, the "Emerging Markets Securities Risk" paragraph states that emerging markets securities may be issued by companies with smaller market capitalizations. If the Fund invests in small capitalization companies as part of its principal investment strategies, please add appropriate disclosure in the "Principal Investment Strategies" section and describe the risks thereof.

     RESPONSE. The requested changes have been made.

12. COMMENT. If the Fund focuses its investments in a particular geographic region as a principal investment strategy, please consider adding appropriate disclosure in the "Principal Investment Strategies" section and describe the risks thereof.

     RESPONSE. The Adviser believes that the current disclosure reflects the Fund's principal investment strategies and principal risks with respect to focusing the Fund's investments in a particular geographic region. Accordingly, the Trust respectfully declines to add any related disclosure.

13. COMMENT. The risk disclosure provided in response to Item 9 of Form N-1A under the heading "Additional Information About the Fund - More Information About Fund Investments and Risks" appears to include instruments that are not disclosed in response to Item 4 of Form N-1A. If the Fund invests in such instruments as part of its principal investment strategies, please add appropriate disclosure in the "Principal Investment Strategies" section and describe the risks thereof. Otherwise, please move the disclosure regarding such instruments to another section of the prospectus.

Trace Rakestraw, Esq.
October 26, 2016
Page 5

     RESPONSE. The disclosure referenced in this Comment has either been removed or relocated to a new section of the prospectus entitled "Other Risks." The "Other Risks" section includes disclosure noting that such risks are not principal risks of the Fund.

14. COMMENT. Please confirm supplementally that the Fund's investments in debt securities, as disclosed in the "Principal Risks" section, are not counted towards the Fund's 80% policy.

     RESPONSE. The Adviser has confirmed that the Fund's investments in debt securities, as previously disclosed in the "Principal Risks" section, are not counted towards the Fund's 80% policy. The reference to debt securities in the "Principal Risks" section has been removed.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

15. COMMENT. Please confirm whether the Fund concentrates or focuses on technology companies. If the Fund does not concentrate or focus on technology companies, please consider deleting the discussion under the "Technology Companies" sub-heading of the "Description of Permitted Investments" section.

     RESPONSE. The requested change has been made.

16. COMMENT. The paragraph under the "Non-Diversification" sub-heading of the "Description of Permitted Investments" section states that the Adviser does not intend to invest more than 5% of the Fund's assets in any single issuer. Please confirm whether this statement is accurate. If not, please consider revising as appropriate.

     RESPONSE. The requested change has been made.


                            * * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese
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David W. Freese